February 8, 2022

Via EDGAR Submission

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. (the “Company”)
Registration Statement on Form S-1
CIK No. 0001679628
SEC Registration No. 333-260183

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriters of the proposed offering, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 PM Eastern Time on Thursday, February 10, 2022, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between January 2, 2022 and the date hereof, approximately 604 copies of the preliminary prospectus dated January 2, 2022 were distributed to institutions, 300 copies were distributed to retail accounts, and 4 copies were distributed to underwriters and dealers.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance with this matter.

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Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

Dawson James Securities, Inc.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	Chief Executive Officer